FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘1 HIGHLIGHTS OF THE PERIOD São Paulo, May 07 , 2025 – BrasilAgro (B 3 : AGRO 3 ) (NYSE : LND) announces its consolidated results for the quarter and semester ended March 31 , 2025 (" 3 Q 25 ") and (“ 9 M 25 ”) . The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS) . Hedge Position on March 31, 2025 Cha nge 9M24 9M25 Cha nge 3 Q24 3 Q25 (R$ thousa nd) 20% 540.762 648.709 40% 121.781 170.299 Revenues f rom Operations n.a 5.165 129.301 n.a - - Revenues f rom Farm Sales 4 3% 54 5.927 778.0 10 4 0% 121.781 170 .299 Net Sa les Revenue n.a 7.380 92.494 n.a 11.186 54.635 Variation in bio. a sset fair value. 57% 553 .30 7 870 .50 4 69% 132.967 224 .934 Net Revenue¹ n.a 11.694 87.346 n.a 5.609 (5.089) Adj. EBI TDA f r om Op er a t i ons 10p.p. 2% 12% - 6p.p. 4% - 2% Adj. EBI TDA Margin f rom Oper. (%) n.a 16.4 18 195.279 n.a 5.60 9 (5.0 89) Adjusted EBI TDA² 19p.p. 3% 22% - 6p.p 4% - 2% Adjusted EBI TDA Margin (%) n.a (10.708) (31.195) - 96% (30.147) (1.093) Net I ncome from Operations - 3p.p. - 2% - 5% 24p.p. - 25% - 1% Net Operating Margin (%) n.a (5.984) 76.738 - 96% (30 .14 7) (1.0 93 ) Net I ncome 10p.p. - 1% 9% 23p.p. - 23% 0% Net I ncome Margin (%) ¹ Net Revenue: Consider s the change in f air value of biological assets and agricultur al product and I mpairment. ² Adjusted EBI TDA was calculated by excluding biological assets in progress (sugar cane and grains planted) and adjusted f or the harvest’s derivative results and depreciation expenses, including depreciation of f ixed assets of the f arm s, developed areas and permanent cr ops. Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Net Revenue (R$ thousand) 20% 54 0 .762 64 8.70 9 40% 121.781 170 .299 Total 39% 193.205 269.213 21% 86.490 104.405 Soybean - 60% 77.293 30.861 - 67% 1.082 355 Corn 29% 4.126 5.310 n.a. - 3.477 Beans 30% 53.391 69.462 44% 26.294 37.929 Feather Cotton 9% 6.846 7.490 33% 1.280 1.704 Seed Cotton 43% 166.898 239.423 n.a (3.799) 10.683 Sugarcane - 27% 25.225 18.434 65% 5.528 9.136 Cattle Raising - 41% 11.763 6.988 - 51% 4.875 2.369 Leasing - 24% 2.016 1.528 n.a 31 240 Others Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Quantity Sold (Ton) n.a. 1.54 3.994 1.54 5.888 27% 54 .4 25 69.14 2 Total 37% 101.738 139.631 26% 48.047 60.545 Soybean - 62% 113.614 42.773 - 30% 540 377 Corn - 10% 2.333 2.101 n.a. - 1.205 Beans 16% 6.291 7.287 35% 2.897 3.917 Feather Cotton 1% 9.881 9.936 - 20% 2.157 1.728 Seed Cotton 3% 1.305.064 1.340.673 n.a. - - Sugarcane - 41% 3.507 2.068 16% 776 903 Cattle Raising - 9% 1.566 1.420 n.a. 8 467 Others

RESULTS 3Q25 | 9M25

Hedge Position - Exchange	24/ 25				25/ 26		
Soybeans	1Q25	2Q25	3Q25	Chg. (%)	2Q25	3Q25	Chg. (%)
%	50%	67%	84%	17 p.p.	-	24%	n.a.
R$/ USD	5,55	5,43	5,42	n.a.	-	6,39	n.a.
Cotton	1Q25	2Q25	3Q25	Chg. (%)	2Q25	3Q25	Chg. (%)
%	56%	55%	62%	7 p.p.	-	22%	n.a.
c/ lb	5,50	5,27	5,28	n.a.	-	6,74	n.a.
Farm Sale Receivables	1Q25	2Q25	3Q25	Chg. (%)	2Q25	3Q25	Chg. (%)
%	53%	79%	93%	14 p.p.	21%	26%	5 p.p.
R$/ USD	5,44	5,25	5,28	1%	6,25	6,24	n.a.

Hedge Position - Commodity	24/ 25				25/ 26		
Soybeans	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	33%	46%	68%	22 p.p.	-	20%	n.a.
USD/ bu	11,57	11,25	10,90	-3%	-	10,36	n.a.
Cotton	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	26%	41%	44%	3 p.p.	-	20%	n.a.
c/ lb	80,42	77,98	77,39	-1%	-	69,27	n.a.
Farm Sale Receivables	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	21%	80%	80%	n.a.	-	20%	n.a.
USD/ bu	12,37	10,63	10,60	n.a	-	10,43	n.a.
Corn	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	13%	45%	57%	12 p.p.	-	-	n.a.
R$/ sc	55,17	51,08	53,22	4%	-	-	n.a.
Ethanol	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	31%	31%	98%	67 p.p.	29%	39%	10 p.p.
R$/ m3	2.594	2.594	2.464	-5%	2.654	2.679	1%
Total recoverable sugars	1Q25	2Q25	3Q25	Chg. %	2Q25	3Q25	Chg. %
%	4%	3%	98%	95 p.p.	50,0%	60%	10 p.p.
R$/ kg ATR	1,09	1,09	1,17	7%	1,19	1,19	n.a

Status of Input Acquisitions

	2024/ 25 Harvest					2025/ 26 Harvest
Input – % Purchased	**apr/ 24**	**aug/ 24**	**oct/ 24**	**jan/ 25**	**apr/ 25**	**apr/ 25**
Nitrogenous	-	65%	70%	100%	100%	-
Potassium chloride	85%	83%	85%	100%	100%	50%
Phosphates	-	80%	85%	100%	100%	45%
NPK - Formulated	-	95%	95%	100%	100%	10%
Defensives	10%	70%	80%	98%	100%	10%

Projections 2024/2025 Crop Year

brasilagro www.ri.brasil-agro.com ‘2

RESULTS 3Q25 | 9M25

Planted Area (ha)	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)	24/25 Harvest projected	Chg. (%)
Soybean	70.612	77.545	10%	75.541	-3%
Corn	3.592	5.984	67%	6.506	9%
Corn - 2nd Crop	9.425	8.914	-5%	13.122	47%
Beans	7.315	2.243	-69%	1.720	-23%
Beans - 2nd Crop	4.247	5.396	27%	5.370	n.a
Cotton	4.238	7.966	88%	6.420	-19%
Cotton - 2nd Crop	2.891	3.503	21%	3.232	-8%
Ratoon Cane	24.801	26.732	8%	26.226	-2%
Plant Cane	4.542	3.850	-15%	4.829	25%
Pasture	15.374	16.307	6%	16.225	n.a
Others	24.281	20.470	-16%	16.455	-20%
Total	**171.320**	**178.909**	**4%**	**175.646**	-2%

Production by crop (ton)	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)	24/25 Harvest projected	Chg. (%)
Soybean	200.246	251.788	26%	216.111	-14%
Corn	18.106	42.033	n.a	47.527	13%
Corn - 2nd Crop	48.152	54.102	12%	73.237	35%
Beans	9.045	2.691	-70%	903	-66%
Beans - 2nd Crop	4.286	5.933	38%	5.552	-6%
Cotton	10.177	31.170	n.a	20.553	-34%
Cotton - 2nd Crop	10.700	16.199	51%	14.997	-7%
Total	**300.712**	**403.917**	**34%**	**378.879**	**-6%**

Sugarcane Harvest Year Result	2024 Harvest realized (Apr/01 to Dec/31)	2025 Harvest estimated (Apr/01 to Dec/31)	Chg. (%)	2025 Harvest projected (Apr/01 to Dec/31)	Chg. (%)
Tons harvested	2.060.451	2.272.136	10%	2.227.677	-2%
Hectares harvested	25.132	26.326	5%	26.226	n.a
TCH - Harvest tons per	81,98	86,31	5%	84,94	-2%

Cattle Raising	23/24 Harvest realized	24/25 Harvest estimated	Chg. (%)	24/25 Harvest realized	Chg. (%)
Hectares	15.156	16.307	8%	16.307	n.a
Number of heads	18.809	19.423	3%	18.032	-7%
Meat production (kg)	2.114.416	2.503.926	18%	1.533.837	-39%
Weight Gain per Day	0,49	0,51	4%	0,49	-5%
Weight Gain per hectare	140	154	10%	94	-39%

24/25 Harvest (%) Estimated	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**78%**	**78%**	**91%**	**95%**	**93%**	**68%**	**36%**
Seeds	13%	15%	17%	13%	11%	0%	0%
Fertilizers	20%	27%	34%	13%	22%	10%	0%
Defensives	17%	12%	10%	13%	23%	5%	0%
Agricultural services	26%	23%	29%	33%	31%	41%	0%
Fuels and Lubricants	1%	1%	2%	2%	2%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	0%	25%
Others	1%	0%	0%	21%	4%	4%	6%
Fixed costs	**22%**	**22%**	**9%**	**5%**	**7%**	**32%**	**64%**
Labor	7%	7%	8%	4%	2%	4%	36%
Depreciation and amortization	1%	1%	1%	1%	0%	13%	17%
IFRS 16	13%	12%	0%	0%	3%	16%	0%
Others	1%	2%	0%	0%	1%	0%	11%

brasilagro | www.ri.brasil-agro.com 3

Note that the estimates are hypothetical and do not constitute a guarantee of performance . To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form . ‘ 4 Var. 24 / 25 Harvest Var. 24 / 25 Harvest 23/ 24 Harvest (%) projected (%) estimated realized Production Cost (R$/ ha) 5% 4.949 - 10% 4.730 5.275 Soybean (1) 9% 5.144 - 26% 4.733 6.357 Corn (1) 5% 3.554 - 19% 3.383 4.187 Corn 2nd Crop 8% 3.019 - 10% 2.793 3.110 Beans n.a. 2.221 14% 2.219 1.953 Beans 2nd Crop - 1% 10.151 11% 10.221 9.225 Cotton 5% 11.979 - 10% 11.440 12.712 Cotton 2nd Crop + Pivot n.a 10.584 2% 10.677 10.519 Sugargane 82% 6.119 n.a 3.356 1.129 Others (2) (1) includes area opening amortizat ion (2) Other considers: Quinoa, Sesam eand seed production

MESSAGE FROM MANAGEMENT In 9 M 25 , we accumulated a Net Profit of R $ 76 . 7 million, with a net margin of 9% , and a total Adjusted EBITDA of R $ 195 . 3 million, reaching a margin of 22% . These results reflect a Net Revenue of R $ 778 . 0 million, composed of R $ 129 . 3 million from farm sales and R $ 648 . 7 million from agricultural product sales . Compared to the same period last year, we recorded a 20 % increase in operational net revenue, driven by the higher volume of soybean and cotton lint sales, combined with the appreciation of sugarcane prices (considering the Company’s mix) . This combination supported margin expansion and, consequently, growth in the adjusted EBITDA from operations, which reached R $ 87 . 3 million — an increase of R $ 75 . 6 million compared to 9 M 24 . The grain and cotton harvest, which spans from February to May, was marked by adverse weather conditions, contrary to initial forecasts . We faced drought in the state of Bahia and excessive rainfall in Mato Grosso, which impacted both productivity and quality of grains and cotton in some units . As a result, our estimated grain and cotton production for the season was revised from 403 . 9 thousand tons to 378 . 9 thousand tons . The global macroeconomic environment remains challenging, with high interest rates in major economies and ongoing geopolitical tensions . The exchange rate continues to show volatility, with the real remaining depreciated against the dollar, which negatively impacted our financial result . On the other hand, prices in reais for key agricultural commodities remain at favorable levels, which has supported our margins . BrasilAgro remains committed to generating value for our investors through efficient and strategic management of our assets . Despite the challenges, we believe we are well - positioned to take advantage of opportunities in the global agricultural market . We thank our investors for their continued trust and support . ‘ 5 André Guillaumon, CEO BrasilAgro.

PROPERTY PORTFOLIO The Company’s property portfolio comprises 271,016 hectares across six Brazilian states, as well as Paraguay and Bolivia. The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow. OPERATIONAL PERFORMANCE 2024/2025 With the completion of grain planting, total planted area grew 3% compared to the previous crop year, showing a 1% deviation from the initial estimate. % total Total Paraguay Bolivia Brazil 65% 130.940 33.555 7.925 89.460 Owned Arable Area 35% 69.984 - 1.065 68.919 Leased Arable Area - 20 0 .924 33.555 8.990 158.379 Total Arable Area - 70.092 25.167 1.950 42.975 Reserve + Owned Areas* - 271.0 16 Total *Only the legal reser ves and APP (permanent preser vation area) of the com pany's own areas are under its management. Tota l Pa ra gua y Bolivia Bra sil PI MT MA SP BA Crop 26.226 - 1.833 24.393 - 4.903 15.250 4.240 - Ratoon Cane 4 .829 - 195 4.634 - 134 2.800 1.700 - Plant Cane 75.54 1 6.329 3.797 65.415 12.479 30.104 6.070 889 15.873 Soybean 6.50 6 1.640 - 4.866 3.568 - 1.298 - - Corn 13.122 - - 13.122 - 11.747 1.375 - - Corn 2nd Crop 1.720 - - 1.720 - - - - 1.720 Bean 5.370 - - 5.370 - 3.884 - - 1.486 Bean 2nd Crop 6.4 20 2.121 - 4.300 - 1.094 - - 3.206 Cotton 3.232 - - 3.232 - 2.492 - - 740 Cotton 2nd Crop 16.4 55 4.631 814 11.010 - - - - 11.010 Others 159.4 22 14 .721 6.64 0 138.0 61 16.0 4 7 54 .358 26.793 - 34 .0 35 Agricultura l Tota l 16.225 4.155 - 11.219 - 700 - - 10.592 Pasture 175.64 6 18.876 6.64 0 14 9.280 16.0 4 7 55.0 58 26.793 - 4 4 .627 Gra nd Tota l 43% 4% 11% 18% 9% 9% 6% Production Area by Crop Corn and Corn 2nd Crop Sugarcane Cotton Soybeans Bean 2nd Crop Pasture Other 175.646 hectares 47% 7% 46% Production Area by Property Owned Area Operated by Brasilagro Lease to third parties Leased Area ‘ 6 175.646 hectares

Grains and Cotton ‘ 7 We have updated the projected production of grains and cotton for the 2024 / 2025 crop year to 378 , 900 tons, a reduction of 6 % compared to the initial estimate . This decrease reflects the production decline, especially for soybean ( - 14 % or 35 , 700 metric tons) and cotton ( - 34 % or 10 , 600 tons) . Unlike the initial estimates, agricultural operations were significantly affected by adverse weather events in February and March . In Bahia, the drought compromised productivity, especially for soybean, dryland cotton and beans . In Mato Grosso, the excessive rainfall adversely affected the quality of soybean in some areas, while in Bahia, irrigated cotton has been showing a good performance . Planting of second - crop corn was completed within the ideal window, with good development due to the precipitation volume, which helped offset the negative impacts on soybean . Compared to the previous harvest, production is expected to grow by 26% , an increase of 78 , 000 tons . Due to adverse weather conditions at the beginning of the sugarcane harvest, the Company's estimates were updated, projecting production of 2 . 2 million metric tons, with 84 . 94 metric Tons of Cane per Hectare (TCH), growth of 8 % and 4% , respectively, compared to the previous crop year . We have already started the sugarcane harvest in São Paulo, Maranhão, and Mato Grosso . In Bolivia, harvest should start in the end of May . Weather conditions characterized by recurrent rainfall have been favorable to the development of the sugarcane fields . Cattle Raising 24 / 25 Ha rvest 23/ 24 Ha rvest 23/ 24 Ha rvest Chg. (% ) Projected Chg . (% ) Estimated Realized Production per product (tons) - 14% 216.111 26% 251.788 200.246 Soybean 13% 47.527 n.a. 42.033 18.106 Corn 35% 73.237 12% 54.102 48.152 Corn - 2nd Crop - 66% 903 - 70% 2.691 9.045 Beans - 6% 5.552 38% 5.933 4.286 Beans - 2nd Crop - 34% 20.553 n.a. 31.170 10.177 Cotton - 7% 14.997 51% 16.199 10.700 Cotton - 2nd Crop - 6% 378.879 34% 4 0 3.917 30 0 .712 Tota l Sugarcane 20 25 Ha rvest 20 25 Ha rvest 20 24 Ha rvest Chg. (% ) Projected Chg. (% ) Estimated Realized Suga rca ne Ha rvest Yea r Result (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 2% 2.227.677 10% 2.272.136 2.060.451 Tons harvested n.a. 26.226 5% 26.326 25.132 Hectares harvested - 2% 84,94 5% 86,31 81,98 TCH - Harvest tons per hectares

Cattle raising is a transitory activity for the Company, aimed at land transformation . We have an inventory of 18 , 032 head of cattle distributed over 16 , 307 hectares of active pasture in Brazil and Paraguay . FINANCIAL PERFORMANCE The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board . Seasonality PLANTING AND HARVESTING SCHEDULE The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions . Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles . In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company’s results . In the first and second quarters (July through December), net revenue from grains and cotton is lower . On the other hand, sugarcane generates net revenue more evenly during the crop year . EBITDA and Adjusted EBITDA EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization. 24 / 25 Ha rvest 24 / 25 Ha rvest Chg. (% ) Chg. (% ) 23/ 24 Ha rvest Ca ttle Ra ising Realized Estimated Realized n.a. 16.307 8% 16.307 15.156 Hectares - 7% 18.032 3% 19.423 18.809 Number of heads - 39% 1.533.837 18% 2.503.926 2.114.416 Meat production (kg) - 5% 0,49 4% 0,51 0,49 Weight Gain per Day - 39% 94 10% 154 140 Weight Gain per hectare Jul Sep Oct Dec Jan Mar Apr Jun Crop Sugarcane Planting Crop Crop Planting Cotton - 2nd Crop Crop Cotton Planting Crop Beans Beans - 2nd Crop Planting Planting Crop Crop Crop Corn - 2nd Crop Crop Corn Planting Soybean Planting Crop Crop ïf Aug óf Feb üf Nov úf May ‘ 8

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms’ fixed assets, depreciation of the developed areas and depreciation of the permanent crop . EBITDA and Adjusted EBITDA from Operations In 9M25, the Adjusted EBITDA from operations reached R$87.3 million, driven by improved margins across nearly all crops, with notable highlights in soybeans and sugarcane. Statement of Income NET SALES REVENUE Chg. (% ) 6M24 6M25 Chg. (% ) 3Q24 3Q25 EBI TDA (R$ t hou sa nd) n.a (5.984) 76.738 - 96% (30 .14 7) (1.0 93) Net I ncome n.a (42.361) 93.302 - 15% 20.464 17.339 I nterest 69% (7.168) (12.136) n.a (1.623) 10.069 Taxes 28% 52.260 66.713 35% 12.033 16.199 Depreciations and amortizations n.a (3.253) 224 .617 n.a 727 4 2.513 EBI TDA Chg. (% ) 6M24 6M25 Chg. (% ) 3Q24 3Q25 Adjusted EBI TDA (R$ thousand) n.a (5.984) 76.738 - 96% (30 .14 7) (1.0 93) Net I ncome n.a (42.361) 93.302 - 15% 20.464 17.339 I nterest 69% (7.168) (12.136) n.a (1.623) 10.069 Taxes 28% 52.260 66.713 35% 12.033 16.199 Depreciations and Amortizations n.a 1.859 - n.a - - Other operating income/ expenses, net 1 n.a (7.380) (92.494) n.a (11.186) (54.635) Elimination of biological gains n.a 4.030 71.592 n.a 6.617 15.184 Accomplish Fair Value - Biological Asset n.a 21.161 (8.436) n.a 9.451 (8.151) Derivatives Results n.a 16.4 18 195.279 n.a 5.60 9 (5.0 89) Adjusted EBI TDA (1) Sub scrip t ion bonus and restricted sha res to Agrifirma Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 EBI TDA (R$ t hou sa nd) n.a (10 .70 8) (31.195) - 96% (30 .14 7) (1.0 93) Net I ncom e n.a (42.361) 93.302 - 15% 20.464 17.339 I nterest 69% (7.168) (12.136) n.a. (1.623) 10.069 Taxes 28% 52.260 66.713 35% 12.033 16.199 Depreciations and amortizations n.a (7.977) 116.684 n.a. 727 4 2.513 EBI TDA Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Adjust ed EBI TDA (R$ t hou sa nd) n.a (10 .70 8) (31.195) - 96% (30 .14 7) (1.0 93) Net I ncom e n.a (42.361) 93.302 - 15% 20.464 17.339 I nterest 69% (7.168) (12.136) n.a (1.623) 10.069 Taxes 28% 52.260 66.713 35% 12.033 16.199 Depreciations and Amortizations n.a 1.859 - n.a - - Other operating income/ expenses, net 1 n.a (7.380) (92.494) n.a (11.186) (54.635) Elimination of biological gains n.a 4.030 71.592 n.a 6.617 15.184 Accomplish Fair Value - Biological Asset n.a 21.161 (8.436) n.a 9.451 (8.151) Derivatives Results n.a 11.694 87.34 6 n.a 5.60 9 (5.0 89) Adjust ed EBI TDA (1) Sub scrip t ion bonus and restricted sha res to Agrifirma Net Revenue (R$ thousand) 3Q25 3Q24 Chg. (% ) 9M25 9M24 Chg. (% ) 54 5.927 4 3% 778.0 10 4 0% 121.781 170 .299 Total 5.165 n.a. 129.301 n.a. - - Sale of Farm 540.762 20% 648.709 40% 121.781 170.299 Sale of Agricultural Products ‘ 9

SALE OF FARM In 9 M 25 , gains from the sale of farm reached R $ 107 . 9 million, due to : (i) conclusion of the second stage of the sale of the Alto Taquari farm (R $ 103 . 3 million) ; and (ii) conclusion of the sale of the Rio do Meio farm (R $ 4 . 6 million), Rio do Meio Farm was sold in November 2022 , with its transfer of possession occurring in four stages . We completed the third stage, which involved the transfer of 190 hectares to the buyers . SALE OF AGRICULTURAL PRODUCTS In 3 Q 25 , net revenue from operations reached R $ 170 . 3 million, a growth of 40 % compared to 3 Q 24 , explained by the higher sales of soybean (+ 26% ) and cotton lint (+ 35% ), as well as sugarcane sales revenue recorded in 3 Q 25 , reflecting positive price adjustment at the end of the harvest . In 9 M 25 , net revenue from operations amounted to R $ 648 . 7 million, up 20 % from 9 M 24 , mainly reflecting the 37 % increase in soybean sales volume, combined with the rise in the Total Recoverable Sugar (TRS) price (considering the Company's mix) from R $ 0 . 90 in 9 M 24 to R $ 1 . 25 in 9 M 25 . VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS 9M24 Chg. (% ) 9M25 3Q24 Chg. (% ) 3Q25 Fa rm Sa les (R$ thousa nd) 6.477 n.a. 192.008 - n.a. - Nominal Value of Sale (1.312) n.a. (62.707) - n.a. - Present Value Adjustment 5.165 n.a . 129.30 1 - n.a . - Revenue from Fa rms Sa le (189) n.a. (4.499) - n.a. - Sales Taxes (252) n.a. (16.869) - n.a. - Selling Costs 4 .724 n .a . 10 7.933 - n .a . - Fa rm Sa le Ga in Chg. (% ) 9M24 9M25 Chg. (% ) 3 Q24 3Q25 Net Revenue (R$ thousa nd) 20% 54 0 .762 64 8.70 9 4 0% 121.781 170 .299 Total 39% 193.205 269.213 21% 86.490 104.405 Soybean - 60% 77.293 30.861 - 67% 1.082 355 Corn 29% 4.126 5.310 n.a. - 3.477 Beans 30% 53.391 69.462 44% 26.294 37.929 Feather Cotton 9% 6.846 7.490 33% 1.280 1.704 Seed Cotton 43% 166.898 239.423 n.a. (3.799) 10.683 Sugarcane - 27% 25.225 18.434 65% 5.528 9.136 Cattle Raising - 41% 11.763 6.988 - 51% 4.875 2.369 Leasing - 24% 2.016 1.528 n.a. 31 240 Others Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Qua ntity sold (tons) n.a . 27% 1.54 5.888 1.54 3.994 54 .4 25 69.14 2 Total 37% 101.738 139.631 26% 48.047 60.545 Soybean - 62% 113.614 42.773 - 30% 540 377 Corn - 10% 2.333 2.101 n.a. - 1.205 Beans 16% 6.291 7.287 35% 2.897 3.917 Feather Cotton 1% 9.881 9.936 - 20% 2.157 1.728 Seed Cotton 3% 1.305.064 1.340.673 n.a. - - Sugarcane - 41% 3.507 2.068 16% 776 903 Cattle Raising - 9% 1.566 1.420 n.a. 8 467 Others ‘ 10

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation) . Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm . IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET) A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value . The realization value is the estimated sales price during the normal course of business less the estimated selling expenses . ‘ 11 Changes in the fair value of biological assets 9M24 Chg. (% ) 9M25 3Q24 Chg. (% ) 3Q25 (R$ thousand) n.a 7.70 1 94 .659 n.a 11.930 54 .974 Total 71% 31.405 53.821 n.a 15.270 48.733 Soybean n.a (1.426) 11.424 n.a (3.128) 14.375 Corn n.a 6.382 (4.314) n.a 14.036 (1.090) Cotton n.a (18.630) 24.828 - 45% (12.289) (6.748) Sugarcane n.a (7.009) 10.463 n.a (207) 878 Cattle Raising - 48% (3.021) (1.563) - 33% (1.752) (1.174) Others Reversal of provision for agricultural products after 9M24 Chg. (% ) 9M25 3Q24 Chg. (% ) 3Q25 harvest (R$ thousand) n.a (321) (2.165) - 54% (74 4 ) (339) Total 19% (362) (432) - 51% (702) (345) Soybean - 42% 419 241 - 73% 29 8 Corn n.a (291) (1.855) n.a - - Cotton 38% (87) (120) - 98% (72) (1) Others

COST OF GOODS SOLD (COGS) ‘ 12 In 3 Q 25 , the total cost of goods sold increased by 48 % compared to 3 Q 24 , reflecting the 27 % increase in the sales volume of the quarter, driven by the higher sales of soybean and cotton lint . The 14 % increase in COGS in 9 M 25 vs . 9 M 24 is explained mainly by the 37 % growth of soybean sales and 16 % increase in cotton lint sales, combined with the rise in sugarcane costs, which in turn reflected the higher operating costs in Brotas - SP . The COGS increase was offset by higher selling prices . In 3 Q 25 , we began the harvest and trading of soybean from the 2024 / 2025 crop year, which recorded gross margin of 2% , decreasing 13 p . p . compared to 3 Q 24 . The result reflects the 4 % decline in unit selling price and the 11 % increase in unit cost, impacted by a 26 % growth in sales volume, putting pressure on profitability in the period . In 9 M 25 , soybean registered gross margin of 17% , an increase of 8 p . p . compared to 9 M 24 , driven by the 37 % increase in sales volume and the 8 % reduction in unit costs, reflecting the drop in input prices . Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousand) 1% (516.4 18) (523 .30 0 ) 4 3% (10 8.24 7) (154 .993) Cost of Goods Sold 27% (176.804) (223.709) 39% (73.690) (102.659) Soybean - 58% (88.674) (37.634) n.a (209) (656) Corn - 3% (5.089) (4.927) n.a - (2.854) Bean 12% (49.871) (55.791) 24% (22.729) (28.202) Feather Cotton 24% (11.334) (14.076) n.a (208) (1.488) Seed Cotton 11% (138.988) (153.789) n.a - (6.637) Sugarcane - 35% (25.597) (16.536) 40% (5.706) (7.989) Cattle Raising - 4% (1.643) (1.578) 3% (502) (516) Leasing - 17% (18.418) (15.261) - 23% (5.203) (3.992) Others Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousand) 14% (520 .4 4 8) (594 .892) 4 8% (114 .864 ) (170 .176) Total Cost of Goods Sold 39% (183.276) (254.824) 46% (75.231) (109.821) Soybean - 59% (82.906) (33.918) - 11% (703) (628) Corn - 6% (5.233) (4.927) n.a - (2.854) Bean 28% (50.000) (63.848) 63% (21.235) (34.693) Feather Cotton 14% (8.810) (10.021) - 51% (6.305) (3.073) Seed Cotton 34% (144.961) (194.208) n.a - (6.637) Sugarcane - 35% (25.597) (16.536) 40% (5.706) (7.989) Cattle Raising - 4% (1.643) (1.578) 3% (502) (516) Leasing - 17% (18.022) (15.034) - 23% (5.183) (3.965) Others GROSS INCOME BY CROP Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Soybea ns 37% 101.738 139.631 26% 48.047 60.545 Quant ity sold (tons) 39% 193.205 269.213 21% 86.490 104.405 Net Revenue 2% 1.899 1.928 - 4% 1.800 1.724 Unit Price (R$/ ton) 27% (176.804) (223.709) 39% (73.690) (102.659) Total Cost - 8% (1.738) (1.602) 11% (1.534) (1.696) Cost (R$/ ton) n.a 161 326 - 89% 266 29 Gross Unit Result (R$/ ton) 8 p.p 8% 17% - 13 p.p 15% 2% % Gross Result n.a 16.4 0 1 4 5.50 4 - 86% 12.80 1 1.74 6 Tota l Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Corn - 62% 113.614 42.773 - 30% 540 377 Quant ity sold (tons) - 60% 77.293 30.861 - 67% 1.082 355 Net Revenue 6% 680 722 - 53% 2.003 943 Unit Price (R$/ ton) - 58% (88.674) (37.634) n.a (209) (656) Total Cost 13% (780) (880) n.a (387) (1.741) Cost (R$/ ton) 58% (100) (158) n.a 1.617 (799) Gross Unit Result (R$/ ton) - 7 p.p - 15% - 22% n.a 81% - 85% % Gross Result - 4 0% (11.381) (6.773) n.a 873 (30 1) Tota l

RESULTS 3Q25 | 9M25

In 3Q25, the Company concluded the trading of corn from the 2023/2024 crop year with a 53% reduction in unit price, impacted by lower productivity and quality issues in the regions of Maranhão and Piauí. The increase in the application crop protection for pest control also raised costs, putting pressure on margins. All the volume traded in 9M25 refers to the 2023/2024 crop year.

Beans	3Q25	3Q24	Chg. (%)	9M25	9M24	Chg. (%)
Quantity sold (tons)	1.205	-	n.a	2.101	2.333	-10%
Net Revenue	3.477	-	n.a	5.310	4.126	29%
Unit Price (R$/ ton)	2.887	-	n.a	2.527	1.769	43%
Total Cost	(2.854)	-	n.a	(4.927)	(5.089)	-3%
Cost (R$/ ton)	(2.369)	-	n.a	(2.345)	(2.182)	7%
Gross Unit Result (R$/ ton)	518	-	n.a	182	(413)	n.a
% Gross Result	18%	-	n.a	7%	-23%	30 p.p
Total	**623**	**-**	**n.a**	**383**	**(963)**	**n.a**

The volume of beans traded in 3Q25 came from the 2023/2024 crop year, whose volume had been strategically held back due to quality issues and unattractive prices in Bahia. This strategy allowed a partial recovery in prices and contributed positively to the quarter's result. The performance of 9M25 decreased, affected by sales of previous periods, which did not follow the same sales approach.

Sugarcane	3Q25	3Q24	Chg. (%)	9M25	9M24	Chg. (%)
Quantity sold (tons)	-	-	n.a	1.340.673	1.305.064	3%
Net Revenue	10.683	(3.799)	n.a	239.423	166.898	43%
Unit Price (R$/ ton)	-	-	n.a	179	128	40%
Total Cost	(6.637)	-	n.a	(153.789)	(138.988)	11%
Cost (R$/ ton)	-	-	n.a	(115)	(106)	8%
Gross Unit Result (R$/ ton)	-	-	n.a	64	21	n.a
% Gross Result			n.a	36%	17%	19 p.p
Total	**4.047**	**(3.799)**	**n.a**	**85.635**	**27.910**	**n.a**

The amounts booked in 3Q24 and 3Q25 refer to the adjustment of sugarcane prices at the end of the harvest.

In 9M25, gross margin from sugarcane came to 36%, up 19 p.p. from 9M24, chiefly reflecting the increase in TRS price (considering the Company's mix) from R$0.90 in 9M24 to R$1.25 in 9M25.

Feather Cotton	3Q25	3Q24	Chg. (%)	9M25	9M24	Chg. (%)
Quantity sold (tons)	3.917	2.897	35%	7.287	6.291	16%
Net Revenue	37.929	26.294	44%	69.462	53.391	30%
Unit Price (R$/ ton)	9.683	9.075	7%	9.533	8.486	12%
Total Cost	(28.202)	(22.729)	24%	(55.791)	(49.871)	12%
Cost (R$/ ton)	(7.200)	(7.845)	-8%	(7.657)	(7.927)	-3%
Gross Unit Result (R$/ ton)	2.483	1.230	n.a	1.876	559	n.a
% Gross Result	26%	14%	12 p.p	20%	7%	13 p.p
Total	**9.727**	**3.565**	**n.a**	**13.671**	**3.520**	**n.a**

Seed Cotton	3Q25	3Q24	Chg. (%)	9M25	9M24	Chg. (%)
Quantity sold (tons)	1.728	2.157	-20%	9.936	9.881	1%
Net Revenue	1.704	1.280	33%	7.490	6.846	9%
Unit Price (R$/ ton)	986	593	66%	754	693	9%
Total Cost	(1.488)	(208)	n.a	(14.076)	(11.334)	24%
Cost (R$/ ton)	(861)	(97)	n.a	(1.417)	(1.147)	23%
Gross Unit Result (R$/ ton)	125	497	-75%	(663)	(454)	46%
% Gross Result	13%	84%	-71 p.p	-88%	-66%	-22 p.p
Total	**216**	**1.071**	**-80%**	**(6.585)**	**(4.488)**	**47%**

In 3Q25, cotton lint margin was 26%, advancing 12 p.p. from 3Q24, due to the combination of the following factors: (i) a 35% increase in sales volume; (ii) a 7% rise in the unit selling price; and (iii) an 8% reduction in unit production cost. These factors, combined with the results from previous quarters, contributed to a 13 p.p. increase in gross margin in 9M25 compared to 9M24.

brasilagro | www.ri.brasil-agro.com ‘13

In 3 Q 25 , the margin of cottonseed was 13% , contracting 71 p . p . from 3 Q 24 , reflecting the 20 % drop in billed volume, combined with the higher unit production cost, despite the 66 % increase in the unit selling price . The 9 M 25 performance was affected by the negative results of previous periods, resulting in a negative margin of 88% . In 3Q25, gross operating income totaled R$54.8 million, an increase of R$36.6 million compared to 3Q24, mainly driven by the better performance of cotton lint and sugarcane crops. In 9M25, gross operating income came to R$254.2 million, an increase of R$221.8 million from 9M24, reflecting the higher margins for most crops, particularly sugarcane and soybean. SELLING EXPENSES In 3 Q 25 , selling expenses grew 2% , totaling R $ 15 . 2 million, driven by a 47 % increase in freight costs due to the higher volume of grains harvested and sold within a shorter timeframe (increase of 12 , 000 metric tons, or 26% , from 3 Q 24 ) . In 9 M 25 , selling expenses grew 8% , totaling R $ 39 . 4 million, mainly due to the payment of R $ 3 . 7 million in commissions for the sale of the Alto Taquari farm and higher freight cost, reflecting the volume sold in a shorter timeframe, despite the lower storage and processing expenses . GENERAL AND ADMINISTRATIVE EXPENSES Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 Ca ttle Ra ising - 41% 3.507 2.068 16% 776 903 Quant ity sold (tons) - 27% 25.225 18.434 65% 5.528 9.136 Net Revenue 24% 7.193 8.913 42% 7.125 10.116 Unit Price (R$/ ton) - 35% (25.597) (16.536) 40% (5.706) (7.989) Total Cost 10% (7.299) (7.996) 20% (7.354) (8.845) Cost (R$/ ton) n.a (106) 918 n.a (229) 1.270 Gross Unit Result (R$/ ton) 11 p.p - 1% 10% 16 p.p - 3% 13% % Gross Result n.a (372) 1.898 n.a (178) 1.14 7 Tota l In 3 Q 25 , cattle raising achieved gross margin of 13% , advancing 16 p . p . from 3 Q 24 , mainly due to a 42 % increase in unit price . This same factor contributed to the good performance of previous quarters, which resulted in a positive margin of 10 % in 9 M 25 , an increase of 11 p . p . compared to 9 M 24 . Tota l Gross I ncome 3 Q 25 3 Q 24 Chg . ( % ) 9 M 25 9 M 24 Chg . ( % ) 16.401 n.a 45.505 12.801 - 86% 1.746 Soybeans (11.381) - 40% (6.773) 873 n.a (301) Corn (963) n.a 383 - n.a 623 Beans 27.910 n.a 85.635 (3.799) n.a 4.047 Sugarcane 3.520 n.a 13.671 3.565 n.a 9.727 Feather Cotton (4.488) 47% (6.585) 1.071 - 80% 216 Seed Cotton (372) n.a 1.898 (178) n.a 1.147 Cattle raising (6.282) 32% (8.323) (799) n.a (1.899) Others 3.349 n.a 20.902 4.569 n.a 39.452 Biological Assets n.a 27.694 14 6.311 n.a 18.10 3 54 .758 Agricultura l Products n.a 4.724 107.933 - n.a - Gain f rom sale of f arm n.a 32.4 18 254 .24 4 n.a 18.10 3 54 .758 Tota l ¹ Biological Asset s = Variation in the Fair Value of the Biological Asset + Biological Asset s appropriated to cost. Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousa nd) 8% (36.54 0 ) (39.4 54 ) 2% (14 .912) (15.20 7) Selling expenses 24% (13.157) (16.255) 47% (6.886) (10.099) Freight - 15% (22.650) (19.258) - 33% (7.819) (5.265) Storage and Processing n.a (64) (3.774) 40% (14) (20) Fees n.a (65) 203 n.a (65) 202 Provision f or doubtf ul accounts - 39% (604) (369) - 81% (128) (25) Others ‘ 14

In 9M25, general and administrative expenses increased 9% from 9M24, reflecting: 1. the increase in personnel expenses, explained mainly by the payment of a 4 . 65 % wage increase, adjustment to benefits and severance payments ; 2. the increase in expenses with the Long - Term Incentive Plan (ILPA), due to the launch of the 3 rd ILPA Plan, as a continuation of the share - based compensation program ; 3. the increase in software expenses, due to the implementation of new management systems and the enhancement of server and equipment infrastructure ; and 4. the increase in expenses with depreciation and amortization, resulting from office renovations, the recognition of right - of - use assets according to IFRS 16 , as well as the implementation of new systems ; 5. Partially offset by the reduction in expenses with legal services and the absence of the biennial fair value evaluation of the farms, conducted in the previous fiscal year . OTHER OPERATING INCOME / EXPENSES Other operating income/expenses were affected mainly by expenses related to new businesses, which include the acquisition of the Novo Horizonte farm, compensation for the tenant due to the sale of the Chaparral farm and prospecting expenses . This increase was partially offset by gains recognized in connection with lawsuits with a favorable decision for the Company . FINANCIAL INCOME (LOSS) (R$ thousand) 3 Q25 3Q24 Chg. (% ) 9M25 9M24 Chg. (% ) (4 6.581) 9% (50 .778) (14 .523 ) - 5% (13 .80 3 ) General and Administrative (1.084) 74% (1.891) (412) 86% (767) Depreciation and Amortization (28.990) 9% (31.595) (9.196) n.a (9.215) Personnel expenses - n.a (1.350) - n.a (450) I LPA expenses (7.504) - 28% (5.429) (2.952) - 45% (1.618) Expenses with services providers (511) 8% (553) (87) 5% (91) Leases and Rents (4.089) - 20% (3.255) (533) n.a 282 Taxes and fees (658) 15% (755) (292) - 34% (191) Travel expenses (1.467) n.a (3.869) (369) n.a (1.308) Softwares & Signatures (668) - 15% (570) (229) - 40% (138) I nsurance (1.610) - 6% (1.511) (453) - 33% (305) Others expenses Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousa nd) 27% (4 .810 ) (6.10 8) n.a 26 567 Other opera ting income/ expenses n.a 510 (743) n.a (12) (577) Gain/ Loss on sale of f ixed assets n.a - (4.804) n.a - (23) Expenses with Acquisition n.a 226 1.730 n.a 61 1.557 Expenses with lawsuits - 56% (3.000) (1.314) n.a - - Donations f rom BrasilAgro I nstitute 15% (562) (646) 15% (562) (646) Expenses with tax n.a (1.859) - n.a - - Subscription bonus n.a - (290) n.a - - Compensation expenses n.a - 348 n.a - - Earnings f rom advantageous purchase n.a (125) (388) - 52% 539 257 Others ‘ 15

The consolidated financial result is composed of the following elements : (i) interest on loans ; (ii) inflation adjustment on the amount payable for the acquisition of farm ; (iii) foreign exchange variation on offshore account, loans and inputs ; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases ; (v) gain/loss from hedge transactions ; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents . The increase in interest expenses in 9 M 25 vs . 9 M 24 is mainly explained by the growth of the average debt balance, driven by new contracts to fund the crop year . The negative fair value adjustment ( - R $ 27 . 4 million) in 9 M 25 is explained by the negative variation in the amount receivable from the sale of farm, due to the decline in the price of soybean bag (in BRL) when compared to 9 M 24 , as well as new lease agreements added to the Company's portfolio . In 9 M 25 , the negative result of derivative operations ( - R $ 14 . 1 million) is explained by the sharp depreciation of the Brazilian real against the U . S . dollar, impacting the dollar - denominated hedge positions, and by the increase in future interest rates generating a negative result in the Company's debt interest rate swaps . The gain/loss from derivative transactions reflects mainly the result of commodity and U . S . dollar FX hedge operations contracted to reduce the volatility in the Company’s exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U . S . dollar rate . ‘ 16 Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousand) n.a 4 2.361 (93.30 2) - 15% (20 .4 64 ) (17.339) Total 32% (44.742) (58.896) 6% (19.942) (21.100) I nterest (i) n.a 56 (57) n.a 61 (1) Monetary variation (ii) - 34% (4.424) (2.905) n.a (2.857) 6.804 Exchange vartiation (iii) n.a 27.760 (27.395) n.a (19.456) (52.757) Present value adjustment (iv) n.a 41.920 (14.145) n.a 17.197 48.315 Derivative operations results (v) - 54% 21.791 10.096 - 69% 4.533 1.400 Other f inancial income / expenses (vi)

RESULTS 3Q25 | 9M25

DERIVATIVE OPERATIONS

HEDGE POSITION ON MARCH 31, 2025

Harvest	Soybeans			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
24/25	132.923 ton	68%	10,90	USD 50.140	84%	5,42
25/26	40.141 ton	20%	10,36	USD 15.400	24%	6,39

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
24/25	68.875 ton	57%	53,22	-	-	-

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (USD/lb)	Volume (thousand)	% of hedge[2]	BRL/USD
24/25	6.870 ton	44%	77,39	USD 13.800	62%	5,28
25/26	3.043 ton	20%	69,27	USD 4.624	22%	6,74

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (R$/m³)	Volume (thousand)	% de hedge[2]	BRL/USD
24/25	132.004 m³	98%	2.464	-	-	-
25/26	54.150 m³	39%	2.679	-	-	-

brasilagro | www.ri.brasil-agro.com ‘17

(1) Percentage of the soybean volume hedged, in metric tons. (2) Percentage of expected revenue in USD. (3) Percentage of the ethanol volume hedged, in m³. Note: For ethanol hedge, we consider the crop year as the sugarcane calendar (April through March). Balance Sheet CASH AND CASH EQUIVALENTS DEBT FX Total recoverable sugars (TRS) Harvest BRL/ USD % de hedge (2) Volume (thousand) Price (R$/ kg ATR) % of hedge (1) Volume - - - 1,17 98% 42.717 ton 24/ 25 - - - 1,19 60% 29.936 ton 25/ 26 FX Farm Sale Receivables Harvest BRL/ USD % of hedge (2) Volume (thousand) Price (USD/ bu) % of hedge (1) Volume 5,28 93% 34.664 10,60 80% 101.212 ton 2025 6,24 26% 7.856 10,43 20% 17.883 ton 2026 Ca sh a nd Ca sh equiva lents (R$ thousa nd) 0 3/ 31/ 20 25 0 6/ 30 / 20 24 Chg. (% ) - 62% 170 .953 64 .111 Ca sh a nd Ca sh equiva lents - 30% 17.821 12.456 Cash and Banks - 52% 80.398 38.308 Bank deposit certif icates - 55% 5.058 2.290 Financial Bill - 84% 67.676 11.057 Committed - 25% 22.94 1 17.110 Ma rketa ble securities - 25% 22.805 17.110 Financial Treasury Bill n.a. 136 - Others securities 55% 15.720 24 .356 Restricted Ma rketa ble securities 55% 15.720 24.356 Bank deposit certif icates - 50% 20 9.614 10 5.577 Tota l ‘ 18

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies : calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight . Chg. (% ) 0 6/ 30 / 20 24 0 3/ 31/ 20 25 (R$ thousa nd) 90% 177.311 337.575 Short Term 8% 50 4 .627 54 7.4 0 5 Long Term 30% 681.938 884 .980 Tota l I ndebtedness 17% 48.593 56.650 (+/ - ) Derivatives 29% 730 .531 94 1.630 (=) Adjust ed Gr o ss Deb t - 50% 209.614 105.577 ( - ) Cash and cash equivalents 60% 520 .917 836.0 53 (=) Adjust ed Net Deb t 64% 279.817 4 58.679 Adjusted EBI TDA for the la st 12 months - 2% 1,86x 1,82x Adjusted Net Debt / Adjusted EBI TDA 73% 14% 24 % Adjusted Net Debt / NAV The average cost of debt is 90.59% of the CDI rate. TRADE ACCOUNTS RECEIVABLE Chg. (% ) 0 6/ 30 / 20 24 0 3/ 31/ 20 25 (R$ thousa nd) - 15% 43.953 37.481 Sugarcane Sales 98% 41.587 82.279 Grains Sales n.a. 2.534 36.283 Cotton Sales 14% 1.196 1.363 Cattle Raising Sales - 19% 15.075 12.210 Leases and Rents - 19% 6.942 5.613 Machinery Sales 17% 249.327 291.440 Farm Sales 29% 360 .614 4 66.669 - 3% (4.031) (3.926) Expected losses 30% 356.583 4 62.74 3 Current tota l 1% 520.758 524.186 Farm Sales 1% 520 .758 524 .186 Non - current tota l INVENTORIES (R$ thousa nd) 0 3/ 31/ 20 25 0 6/ 30 / 20 24 Chg. (% ) n.a. 107.538 191.919 Soybean - 98% 19.387 401 Corn - 70% 22.579 6.836 Bean n.a. 17.288 12.605 Cotton n.a. 681 1.477 Other crops 27% 167.4 73 213.238 Agricultura l Products 14 5% 14 .0 30 34 .339 Agricultura l Products - Fa ir Va lue 14% 52.0 39 59.4 0 7 Sup p l ies 31% 233.54 2 30 6.984 Tota l ‘ 19

The Company’s business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities . The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities . Once a rural property is acquired, the Company strives to implement higher value - added crops and transform such properties by investing in infrastructure and technology . According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains . The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under “Non - Current Assets . " Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment . DEPRECIATION – AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT I nventories - Ca ttle Ra ising Tota l Hea ds Va lue ( R$ thousa nd) 4 1.595 17.624 I n J une 30 , 20 24 10.042 8.417 Aquisition, Birth | Aquisition Expenses 11.649 - Handling Expenses (17.470) (5.351) Sales (606) (201) Deaths (74) (23) Consumption (657) - Exchange variation 10.463 - Fair value variation 54 .94 1 20 .4 66 I n Ma rch 31, 20 25 INVESTMENT PROPERTIES (R$ thousand) La nd - Buildings and Area Construction I nvestment Farm improvements Opening in progress Properties 1.333.540 57.060 231.020 106.373 939.087 I nitial Balance 52.046 50.177 787 1.082 - Acquisitions 3.266 577 - 2.689 - Acquisitions - Merger of Agrif irma (3.624) (46) (45) (1.133) (2.399) Reductions (119) (60.249) 32.972 27.158 - Transf ers (26.550) - (21.467) (5.083) - ( - ) Depreciation/ Amortization 13.824 218 2.018 1.006 10.582 Cumulative Translation Adjustment 1.372.383 4 7.737 24 5.285 132.0 92 94 7.270 I n March 31, 20 25 Chg. (% ) 9M24 9M25 Chg. (% ) 3Q24 3Q25 (R$ thousa nd) 18% (13.380) (15.775) 2% (5.553) (5.658) Maintenance 8% (5.291) (5.691) - 19% (2.452) (1.982) Opening 15% (18.672) (21.4 66) - 5% (8.0 0 7) (7.64 1) Tota l ‘ 20

CAPITAL MARKETS The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B 3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange) . Stock Performance On May 7 , 2025 , BrasilAgro’s shares (AGRO 3 ) were quoted at R $ 20 . 43 , representing market capitalization of R $ 2 . 0 billion, while its ADRs (LND) were quoted at US $ 3 . 63 . (R$ thousand) Buildings and Equip. and Machinery Furniture and Fixed assets Sugarcane Total fixed assets in progress untensils facilities improvements 202.130 114.496 185 3.839 22.803 60.754 53 I nitial Balance 45.517 25.169 3.269 831 3.586 12.662 - Acquisitions 18.049 - - 76 3.889 14.084 - Business combination (6.082) - - (77) (4.560) (1.400) (45) Reductions 7.293 - (351) - 6.977 667 - Transfers (37.340) (21.804) - (440) (10.031) (5.057) (8) Depreciation 457 266 - 21 14 156 - Cumulative Translation 230 .0 24 118.127 3.10 3 4 .250 22.678 81.866 - I n March 31, 20 25 ‘ 21

110 100 90 80 120 AGRO3 vs. Ibovespa (base 100 = 3/31/2024) IBOV AGRO3 9M24 9M25 HI GHLI GHTS - AGRO3 7.799.325 5.802.643 Average Daily Traded Volume (R$) 26,04 26,43 Maximum (R$ per share) 23,27 19,99 Mininum (R$ per share) 24,41 23,37 Average (R$ per share) 24,56 22,53 Closing Quote (R$ per share) 2% - 8% Variation in the period (%) ‘ 22

‘23 CONTACT INFORMATION Telephone: + 55 (11) 3035 - 5374 Email: ri@brasil - agro.com Investor Relations Team Disclaimer The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the management about the future of the business . These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to changes without notice .

RESULTS 3Q25 | 9M25

WEIGHTS AND MEASURES IN AGRIBUSINESS

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45349 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m2	
1 alqueire	5,4363 acres	
Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/ acre	67,25 kg/ ha	
1,00 US$/ bushel	2,3621 US$/ saca	
Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/ acre	62,77 kg/ ha	
1,00 US$/ bushel	2,3621 US$/ saca	
Pecuária		
1 arroba (boi magro)	30 kg	
1 arroba	15 kg	

brasilagro www.ri.brasil-agro.com ‘24

RESULTS 3Q25 | 9M25

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm [1]	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	24.885	17.687
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) [2]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
7	Morotí (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) [3]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) [4]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) [5]	Região do Xingu / MT	aug/18	Grains	13.711	13.711
12	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/22	Grains	5.714	5.714
13	Arrojadinho Farm [6]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm [7]	Correntina / BA	jan/20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) [8]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VII) [9]	Santa Cruz	feb/21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) [10]	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/22	Grains	10.844	5.379
21	Alto da Serra Farm (Partnership X) [11]	Brotas / SP	mar/24	Sugarcane	5.060	5.060
22	Novo Horizonte Farm (Partnership XI) [12]	Primavera do Leste / MT	may/24	Grains	4.767	4.767
	Total				271.016	200.924

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.

(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026.

(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years.

(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(7) Farm acquired through the merger of Agrifirma.

(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years.

(9) Farm partnership on the farm for a crop.

(10) Farm partnership on the farm for up to 12 crops.

(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane.

(12) Partnership for agricultural development for up to 16 years.


RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
MT
TO
BA
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Bolívia
Paraguai
32.566 ha
17.958 ha
73.944 ha
47.614 ha
10.940 ha
24.212 ha
5.060 ha
58.722 ha
Total of 271,016

brasilagro | www.ri.brasil-agro.com
'25

1.3 1.5 1.9 3.3 3.3 3.1 2.9 1.5 1.6 3.4 3.6 9,751 11,941 13,045 21,849 22,071 21,993 22,113 11,487.7 12,697.0 12,697.0 22,948.4 22,948.4 25,465.4 25,465.4 17/18 18/19 21/22 MARKET CAPITALIZATION OF PORTFOLIO We update the internal market value of our farms annually and, on June 30 , 2024 , the market value of our portfolio was R $ 2 . 9 billion . To estimate the market capitalization, we take into account for each of the properties : (i) its level of development ; (ii) the quality of the soil and its maturity ; and (iii) the agricultural aptitude and potential . The current value of the average arable hectare of the Company’s own areas is R $ 22 , 113 . 1 (CAGR of 13 . 1 % in the last five years) . Note that the value of properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R $ 104 . 75 per bag . Even with the decrease in the average value of the soybean bag used in the appraisal (from R $ 111 . 52 /bag to R $ 104 . 75 /bag) and the sale of part of the Chaparral farm, the appraisal value remained the same as last year, mainly reflecting the process of transformation and maturation of the areas . The chart below shows the market appraisals of the internal portfolio, carried out by independent consulting firm Deloitte Touche Tohmatsu in recent years : Historical Evolution of Portfolio Valuation Interna (R$ bi) 19/20 20/21 Deloitte (R$ bi) R$/ha (interna) 22/23 23/24 R$/ha (Deloitte) ‘ 26

NET ASSET VALUE (NAV) ‘ 27 The market value of the properties considered in the calculation of the net asset value is as of June 30, 2024, net of taxes. June 30 , 20 24 (R$ thousand) NAV Book 2.179.679 2.179.679 BrasilAgro's Equity 2.700.623 Properties appraisal¹ (1.333.540) ( - ) Balance Sheet - Land Value (I nvestment Properties) 3.54 6.762 2.179.679 NAV - Net Asset Value 102.683 102.683 Number of Shares Outstanding 34 ,54 21,23 NAV per share

STATEMENT OF INCOME (R$ thousand) 3Q25 3Q24 Chg. (% ) 9M25 9M24 Chg. (% ) 5.165 n.a. 129.301 - n.a - Revenues f rom Farm Sales 280.586 11% 310.532 89.512 23% 110.254 Revenues f rom grains 61.895 28% 79.163 27.907 44% 40.148 Revenues f rom cotton 168.727 43% 241.851 (3.791) n.a 10.706 Revenues f rom sugarcane 26.615 - 28% 19.217 5.879 61% 9.442 Revenues f rom cattle raising 14.379 - 37% 8.994 2.436 21% 2.956 Revenues f rom farm leasing 5.819 - 28% 4.174 1.027 41% 1.451 Other revenues (17.259) - 12% (15.222) (1.189) n.a (4.658) Deductions f rom gross revenue 43% 545.927 778.0 10 40% 121.781 170 .299 Net Sales Revenue 7.701 n.a. 94.659 11.930 n.a 54.974 Change in fair value of biological assets and (321) n.a. (2.165) (744) - 54% (339) Reversal of provision for recoverable value of 553.30 7 57% 870 .50 4 132.967 69% 224 .934 Net Revenue (441) n.a. (21.368) - n.a - Cost of Farm Sale (520.448) 14% (594.892) (114.864) 48% (170.176) Cost of agricultural products sale n.a. 32.418 254 .244 n.a 18.10 3 54 .758 Gross Profit (36.540) 8% (39.454) (14 .912) 2% (15.20 7) Selling Expenses (46.581) 9% (50 .778) (14 .523) - 5% (13.80 3) General and Administrative Expenses (1.085) 74% (1.891) (413) 86% (768) Depreciation and Amortizat ion (28.989) 14% (32.945) (9.152) 6% (9.666) Personnel expenses (7.504) - 28% (5.429) (2.952) - 45% (1.618) Expenses with services providers (511) 8% (553) (87) 5% (91) Leases and Rents (8.492) 17% (9.960) (1.919) - 13% (1.660) Others expenses (4 .810 ) 27% (6.10 8) 26 n.a. 567 Other operating income/ expenses, net (55.513) n.a. 157.90 4 (11.30 6) n.a. 26.315 Op. result before financial result and taxes 20 7.0 41 - 25% 156.0 0 0 42.867 n.a. (8.754) Financial income 24.408 - 38% 15.083 5.109 - 35% 3.307 I nterest on Financial I nvestments 1.677 - 37% 1.050 (69) n.a 420 I nterest on assets 61 n.a. - 61 n.a - Monetary variations 4.699 n.a. 21.211 1.323 n.a 10.541 Foreign exchange variations 23.969 n.a. - 10.525 n.a - I ncome f rom leasings' present value adjustment 32.964 - 59% 13.538 (18.497) n.a (37.379) I ncome f rom receivables f rom farm sales' present 52.336 - 13% 45.391 13.665 - 41% 8.105 Realized results with derivatives 66.927 - 11% 59.727 30.750 - 80% 6.252 Unrealized results with derivatives (164 .680 ) 51% (249.302) (63.331) - 86% (8.585) Financial expenses (974) - 18% (801) (258) - 38% (160) I nterest expenses (1.643) n.a. (4.186) (318) n.a (1.747) Bank charges (46.419) 29% (59.946) (19.873) 8% (21.520) I nterest on liabilities (5) n.a. (57) - n.a (1) Monetary variations (9.123) n.a. (24.116) (4.180) - 11% (3.737) Foreign exchange variations (22.051) 57% (34.528) (6.725) 71% (11.500) Expense f rom leasings' present value adjustment (7.122) - 10% (6.405) (4.759) - 19% (3.878) Expense f rom receivables f rom farm sales' present (14.104) n.a. (59.577) (246) n.a (16.293) Realized results with derivatives (63.239) - 6% (59.686) (26.972) n.a 50.251 Unrealized results with derivatives n.a. (13.152) 64 .60 2 n.a. (31.770) 8.976 Profit (loss) before income and social contribution 7.168 69% 12.136 n.a. 1.623 (10.069) I ncome and social contribution taxes n.a. (5.984) 76.738 - 96% (30 .147) (1.0 93) Profit (loss) for the period n.a. 102.683.444 102.683.444 n.a. 102.683.444 102.683.444 Outstanding shares at the end of the period n.a. 0 ,0 60 1 0 ,770 3 - 81% 0 ,30 34 0 ,0 581 Basic earnings (loss) per share - R$ ‘ 28

BALANCE SHEET – ASSETS Assets (R$ thousand) 0 3/ 31/ 20 25 0 6/ 30 / 20 24 Chg. (% ) Current assets 170.953 - 62% 64.111 Cash and Cash equivalents 22.941 - 25% 17.110 Marketable securities 31.718 - 4% 30.376 Derivative f inancial instruments 414.997 19% 494.612 Trade accounts receivable 233.542 31% 306.984 I nventories 210.335 61% 338.406 Biolog ial assets 1.0 84 .4 86 15% 1.251.599 15.004 - 87% 1.883 Non - current asset held for sale Non - current assets 26.930 10% 29.648 Biolog ical assets 15.720 55% 24.356 Marketable securities 6.757 - 52% 3.236 Derivative f inancial instruments 88.031 76% 154.523 Diferred taxes 588.467 2% 597.799 Accounts receivable and other credits 1.333.540 3% 1.372.383 I nvestment properties 2.968 20% 3.561 Transactions with related parties 2.734 n.a 2.734 I nvestments 202.130 14% 230.024 Property, plant and equipment 4.479 19% 5.342 I ntangible assets 233.836 26% 294.578 Using rights 2.50 5.592 8% 2.718.184 3.60 5.0 82 10% 3.971.666 Total assets ‘ 29

BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 0 3/ 31/ 20 25 0 6/ 30 / 20 24 Chg. (% ) Current liabilities 174.302 38% 240.983 Trade accounts payable and other obligations 177.311 90% 337.575 Loans, f inancing and debentures 20.703 - 12% 18.173 Labor obligations 69.190 - 5% 65.470 Derivative f inancial instruments 8.357 3% 8.638 Other liabilities 77.456 55% 120.248 Lease liabilities 527.319 50% 791.0 87 Non - current liabilities 36.726 25% 46.010 Trade accounts payable and other obligations 504.627 8% 547.405 Loans, f inancing and debentures 19.719 56% 30.811 Diferred taxes 284.604 17% 333.733 Lease liabilities 17.878 39% 24.792 Derivative f inancial instruments 699 - 32% 474 Provision for legal claims 9.275 9% 10.093 Related parties t ransactions 24.556 - 29% 17.363 Other liabilities 898.0 84 13% 1.0 10 .681 1.4 25.4 0 3 26% 1.80 1.768 Total liabilities Equity 1.587.988 n.a. 1.587.988 Share Capital (11.343) n.a. (11.343) Expenses with issuance of shares (9.585) - 14% (8.235) Capital reserves (43.648) n.a. (43.648) Treasury shares 436.761 n.a. 436.761 Profits reserves 101.119 n.a. - Proposed additional dividends 118.387 11% 131.637 Comprehensive I ncome - n.a. 76.738 Accumulated profit 2.179.679 n.a. 2.169.898 Total equity 3.60 5.0 82 10% 3.971.666 Total liabilities and equity ‘ 30

CASH FLOW (R$ thousand) 9M25 9M24 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES (5.984) n.a 76.738 Prof it (loss) f or the period Adjustments to reconcile net income 52.260 28% 66.713 Depreciation and amortization (4.724) n.a (107.933) Farm Sales Gain 907 n.a 6.808 Residual value of f ixed and intangible assets 346 37% 474 Written - of f in investment properties (3.688) - 99% (41) Gain unrealized results with derivatives (Net) 24.517 n.a 82.296 Exchange rate, monetary and f inancial charges (Net) (23.983) - 70% (7.133) Adjustment to present value f or receivables f rom sale of f arms, machinery and f inancial leasings - n.a 1.350 Share based I ncentive Plan ("I LPA") (19.756) 37% (27.135) I ncome and social contribution taxes (7.701) n.a (94.659) Fair value of biological assets and agricultural products and depletion of harvest 321 n.a 2.165 Provision (Reversal) of impairment of agricultural products af ter harvest - n.a (203) Provision (Reversal) allowance f or receivables credit 65 n.a - Onerous contracts 350 - 96% 13 Provisions f or law suits 12.930 n.a (547) Changes in the Short Term Operating Capital 1.973 n.a (59.272) Trade accounts receivable (44.364) n.a (119.710) I nventories (37.375) n.a 3.971 Biological Assets (14.193) - 33% (9.506) Recoverable Taxes 20.794 - 61% 8.098 Derivative Transactions 10.486 n.a 33.263 Other assets 73.424 11% 81.410 Suppliers 10.367 n.a (173) Related parties 8.218 72% 14.151 Taxes payable (13.044) - 80% (2.582) Labor obligations 49.113 - 94% 2.828 Advance f rom customers (4.871) 34% (6.546) Lease liabilities (11.895) - 45% (6.576) Other obligations (584) - 59% (238) Payments of law suits (81.637) - 36% (52.047) Additions to investment properties (146.948) n.a - Farm acquisitions 185.298 - 52% 88.581 Farm sales receipts n.a 17.692 (24 .895) Net Cash generated by (used in) operating activities - 38% (20.452) (12.756) I ncome tax and social contribution paid n.a (2.760) (37.651) Net cash generated by (used in) operating activities CASH FLOW OF I NVESTMENT ACTI VI TI ES (40.484) 15% (46.603) Additions to immobilized and intangible 27.686 - 56% 12.278 Redemption of (investment in) marketable securities - n.a 12 Cash f rom business combination - n.a (348) Equity and investments acquisition n.a (12.798) (34 .661) Net Cash generated by (used in) investment activities CASH FLOW OF FI NANCI NG ACTI VI TI ES - 28% 443.445 317.792 Loans and f inancing raised 99% (19.640) (39.130) I nterest f rom Loans and Financing - 37% (252.334) (159.570) Payment of loans and f inancing - 52% (319.065) (154.521) Dividends paid n.a 3 - Capital increase - 76% (147.591) (35.429) Generated (provided) net cash by financing activities - 34% (163.149) (10 7.741) I ncrease (decrease) in cash and cash equivalents n.a (19.537) 899 FX Variation in cash and cash equivalents - 55% 383.837 170.953 Cash and cash equivalents initial balance - 68% 201.151 64.111 Cash and cash equivalents f inal balance ‘ 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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